Exhibit 99.7 Appendix 3Y Change of Director’s Interest Notice

Rule 3.19A.2
Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 30/09/01 Amended 01/01/11

Name of entity	James Hardie Industries plc
ABN	097 829 895

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Aaron Erter
Date of last notice	22 August 2024

Part 1 - Change of director’s relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Not applicable.
Date of change	29 October 2025

+ See chapter 19 for defined terms.

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Appendix 3Y Change of Director’s Interest Notice

No. of securities held prior to change
Ordinary shares:
31,585 (2,765 are in a holding lock until 17 August 2026).

ROCE RSUs:
181,886 representing:
•92,265 ROCE RSUs with a vesting date of 17/08/26.
•89,621 ROCE RSUs with a vesting date of 17/08/27.

TSR RSUs:
275,583 representing:
•137,718 TSR RSUs with a vesting date of 17/08/26.
•137,865 TSR RSUs with a vesting date of 17/08/27.

Options:
269,221 with a vesting date of 3/11/2025

Class	Unquoted restricted stock units and unquoted options. Ordinary shares.
Number acquired	Ordinary shares: 44,253 TSR RSUs: •219,775 TSR RSUs with a vesting date of 17/8/2028
Number disposed	ROCE RSUs: 35,179 TSR RSUs: 115,688
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation
Ordinary shares
Nil consideration, issued in accordance with the shareholder approval provided at the 2022 Annual General Meeting.

TSR RSUs:
Nil consideration, issued in accordance with the shareholder approval provided at the 2025 Annual General Meeting.

+ See chapter 19 for defined terms.

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Appendix 3Y Change of Director’s Interest Notice

No. of securities held after change
Ordinary shares:
75,838

ROCE RSUs:
181,886 representing:
•92,265 ROCE RSUs with a vesting date of 17/08/26.
•89,621 ROCE RSUs with a vesting date of 17/08/27.

TSR RSUs:
495,358 representing:
•137,718 TSR RSUs with a vesting date of 17/08/26.
•137,865 TSR RSUs with a vesting date of 17/08/27.
•219,775 TSR RSUs with a vesting date of 17/08/2028

Options:
269,221 with a vesting date of 3/11/2025

+ See chapter 19 for defined terms.

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Appendix 3Y Change of Director’s Interest Notice

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back
Issue of Ordinary Shares/CUFs:
•Issue of 44,253 ordinary shares/CUFs on 17 August 2025 (following vesting of 79,450 ROCE RSUs that were originally issued in accordance with the shareholder approval provided at the 2023 Annual General Meeting).
•Issue of 0 ordinary shares/CUFs on 17 August 2025 (following vesting of 115,688 Relative TSR RSUs that were originally issued in accordance with the shareholder approval provided at the 2023 Annual General Meeting).

Cancellation of RSUs:
•Cancellation of 35,197 ROCE RSUs on 17 August 2025 (which were originally issued in accordance with the shareholder approval provided at the 2023 Annual General Meeting).
•Cancellation of 115,688 TSR RSUs on 17 August 2025 (which were originally issued in accordance with the shareholder approval provided at the 2023 Annual General Meeting).

Issue of RSUs:
•Off market issue of 219,775 TSR RSUs on 29 October 2025 on the terms outlined in the Notice of Annual General Meeting dated 22 September 2025 and as approved by the Shareholders on 29 October 2025 (Dublin time).

+ See chapter 19 for defined terms.

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Appendix 3Y Change of Director’s Interest Notice

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	Nil.
Nature of interest	Nil.
Name of registered holder (if issued securities)	Nil.
Date of change	Nil.
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	Nil.
Interest acquired	Nil.
Interest disposed	Nil.
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	Nil.
Interest after change	Nil.

Part 3 – +Closed period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	No
If so, was prior written clearance provided to allow the trade to proceed during this period?	Not applicable.
If prior written clearance was provided, on what date was this provided?	Not applicable.

+ See chapter 19 for defined terms.

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